Mail Stop 3561

October 12, 2007

Samuel F.H. Jeffries, President
Organic Sales and Marketing, Inc
114 Broadway
Raynham, MA 02767

> **Re:** **Organic Sales and Marketing, Inc.**
> **Amendment 4 to Registration Statement on Form 10-SB**
> **Filed September 28, 2007**
> **File No. 1-33386**

Dear Mr. Jeffries:

We have completed our review of your Form 10-SB and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director